ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

September 10, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Assistant Director

Re: Accelera Innovations, Inc.
Registration Statement on Form S-1
Filed May 22, 2012
File No. 333-181591

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 4, 2012 addressed to Mr. John Wallin, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Registration Statement on Form S-1
General

1.
We note your response to comment 12 in our letter dated August 9, 2012. Please supplementally confirm that you will revise future periodic reports to explain or delete the terms “high/low stratification” and “best-of-breed tools.”

Company Response

The Company confirms that it will revise future periodic reports to explain or delete the terms “high/low stratification” and “best-of-breed tools.”

Mara Ransom, Assistant Director
September 10, 2012

Prospectus Cover Page, page 2

2.
We note your response to comment 5 in our letter dated August 9, 2012 and the revision to your disclosure in the second paragraph on page 2 stating that Mr. Wallin is under a lock-up agreement "for the duration of the offering." We further note your disclosure in the same paragraph that the duration of the offering is 16 months. However, we note that the lock-up agreement indicates that the lock-up period extends for six months from the date the registration statement is declared effective. Please revise your disclosure to bring it into agreement with the text of the lock-up agreement.

Company Response

We have modified the disclosure to state that Mr. Wallin is under a 180 day lock-up agreement and will not sell his shares until the Company completes the sale of the 5,000,000 shares being offered by the Company.

Dilution, page 37

3.	Please revise your dilution table and shares outstanding to reflect your recent update of the financial statements included in this registration statement.

Company Response

We have updated the dilution table to reflect the recent updated financial statements included in the registration statement.

Description of Business, page 43
Software Description, page 47

4.
We note your response to comment 15 in our letter dated August 9, 2012 and the corresponding revisions to your disclosure. However, we note your continued reference to the following third-party sources:

•	Healthcare Informatics: (April, 2007) in the last paragraph on page 57,

•	May 2012 Health and Human Services Archive in the fourth paragraph on page 58, and
•	Federal Business Opportunities (May 2012 HHS Archives) in the sixth paragraph on page 58.

As stated in our prior comment, please provide a copy of the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with Healthcare Informatics. Alternatively, please remove these statements.

Mara Ransom, Assistant Director
September 10, 2012

To the extent you make revisions based on this comment, please supplementally confirm that you will revise future periodic reports accordingly.

Company Response

We have no affiliation with the groups mentioned above and have removed all statements regarding them and confirm that we revise future periodic reports accordingly.

Management’s Discussion and Analysis of Financial Condition…, page 64

Results of Operations, page 69

Liquidity and Capital Resources, page 69

5.	Please expand your discussion to include the interim period ended June 30, 2012. See Item 303 of Regulation S-K.

Company Response

We have expended our discussion to include the interim period ended June 30, 2012.

Condensed Statements of Cash Flows, page F-13

6.
We note you have reflected shareholder advances as cash provided by both operating and financing cash flows. Further, we note you have credited paid-in capital for the advances and also show Accrued expenses due shareholder in the same amount of $20,307 as of June 30, 2012. Please explain to us your rationale for how you recorded the shareholder advances of $20,307 and include the related journal entries in your response.

Company Response

Our financials were in error.  The amount of accrued expense should have been $0.  Our amended statements have the have corrected this amount of accrued expense.  Our journal entry should have been:

Debit Accrued Expense	$20,307
Credit Additional Paid in Capital	$20,307

Mara Ransom, Assistant Director
September 10, 2012

Additionally, our updated financial statements will reflect an increase in loss, due to a change in the recognized expense of the vested options.  Our disclosures have also been amended to include a table of outstanding options and the assumptions in the calculation of the option values.

Notes to Financial Statements, page F-16

1. Organization and Basis of Presentation, page F-16

7.
We note your response to comment 2 in our letter dated August 9, 2012; however, we again note that you have not revised your disclosure to clarify the statement "for the advancement of its licensed technology…it may lose its rights to our technology" in the last sentence of the third paragraph on page F-16. As stated in our prior comment, it is unclear whether the term "advancement" refers to a development of technology, a payment to the licensor of the technology, or otherwise. Additionally, the disclosure does not define the terms "it" and "our." Please revise your disclosure in the passage identified above to clarify the terms advancement, it and our. Please also confirm that you will revise future periodic reports accordingly.

Company Response

We have modified the disclosure accordingly and confirm that we will revise future periodic reports accordingly.

Recent Sales of Unregistered Securities, page 85

8.
We note your response to comment 24 in our letter dated August 9, 2012 and the corresponding revisions to your disclosure in the last paragraph on page 85. Please revise your disclosure further to state (1) whether you distributed informational materials to investors and (2) whether the investors agreed not to sell or distribute the securities to the public.

Company Response

We have modified the disclosures to state (1) whether we distributed informational materials to investors and (2) whether the investors agreed not to sell or distribute the securities to the public.

Mara Ransom, Assistant Director
September 10, 2012

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John F. Wallin

ACCELERA INOVATIONS, INC.

By:  /S/ John F. Wallin

John F. Wallin